Execution Version
First Amendment of the Americas Sale and Purchase Agreement

dated 21 September 2018

This First Amendment of the Americas Sale and Purchase Agreement (the "1st Amendment") is entered into by and between:

1.
Linde Aktiengesellschaft, a stock corporation (Aktiengesellschaft) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany under registration number HRB 169850, having its registered address (Geschäftsanschrift) at Klosterhofstraße 1, 80331 Munich, Germany,

- herein "Linde" -

2.	Praxair, Inc., a corporation organised under the laws of Delaware, USA, having its registered address at 10 Riverview Drive, Danbury, Connecticut, CT06810, United States of America,
- herein "Praxair" and together with Linde "Sellers" -

3.
Messer Industries GmbH (formerly MG Industries GmbH), a private limited liability company (Gesellschaft mit beschränkter Haftung) organised under the laws of the Federal Republic of Germany, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Frankfurt am Main, Germany under registration number HRB 111628, having its registered address at Messer-Platz 1, 65812 Bad Soden am Taunus, Germany,

- herein "Purchaser" -

4.
Messer Canada Inc., a corporation organised under the laws of Canada, registered with the register of Corporations Canada under registration number 1083715-6 having its registered address at 199 Bay Street, Suite 5300, Commerce Court West, Toronto, Ontario M5L 1B9, Canada,

- herein "Canadian Local Purchaser" -

5.
Messer Industries USA, Inc. (formerly MG Industries USA, Inc.), a company organised under the laws of Delaware, with registration number 6964345 and registered address at 251 Little Falls Drive, Wilmington, New Castle, Delaware 19808, United States of America,

- herein "American Local Purchaser" -
(the Canadian Local Purchaser and the American Local Purchaser herein collectively herein the "Local Purchasers")
and

6.
Linde Public Limited Company, a public limited company organised under the laws of Ireland, having its business address at The Priestley Centre, 10 Priestley Road, The Surrey Research Park, Guildford, Surrey GU2 7XY, United Kingdom,

- herein "PLC" -
(each of Linde, Praxair, Purchaser, the Local Purchasers and PLC herein also referred to individually as a "Party" and collectively as "Parties").

RECITALS

(A)
Whereas, inter alia, Linde, Praxair, and PLC have entered into a business combination agreement as of 1 June 2017, as amended, to effect a strategic combination of the businesses of Linde and Praxair (herein "BCA" and the transactions contemplated by the BCA the "Business Combination").

(B)
Whereas, the Parties have entered into a sale and purchase agreement as of 16 July 2018 to effect the sale and transfer of certain businesses ("SPA") in order to meet certain regulatory concerns with a view to close the BCA.

(C)
WHEREAS, after the signing date of the SPA, upon further discussions with regulatory authorities, in connection with the Business Combination the Purchaser has agreed that the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts shall be included in the Transaction under the SPA. Linde wishes to procure the inclusion of the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts in the Transaction under the SPA and to amend the SPA as set out herein.

NOW, THEREFORE, the Parties agree as follows:

1.	Interpretations
Unless otherwise provided herein or the context otherwise requires, words and expressions defined for the purposes of the SPA will have the same meaning in this 1st Amendment.

2.	Amendment of THE Index of SCHEDULES AND OF CLAUSE 1.1 of the SPA

1.	Amendment of the Index of Schedules

(a)	The Index of Schedules to the SPA shall be amended to read as follows to reflect the insertion of a new Schedule 17, a new Schedule 19, a new Schedule 20 and a new Schedule 21 to the SPA:

Schedule 1	Target Companies and Ownership Structure
Schedule 2	Financial Line Items
Schedule 3	Apportioning between DivestCo Shares
Schedule 4	Principles of Closing Statement
Schedule 5	Form of Closing Statement
Schedule 6	Intentionally left blank
Schedule 7	Sellers' Warranties
Schedule 8	Remedies and Limitations
Schedule 9	Third Party Assurances Sellers' Groups
Schedule 10	Target Company Third Party Assurances
Schedule 11	Debt Commitment Letter and Form of Interim Facility
Schedule 12	Equity Commitment Letter
Schedule 13	Carve Out Steps
Schedule 14	Welding Fumes Indemnification
Schedule 15	Retained Business
Schedule 16	Helium Perimeter Change
Schedule 17	Perimeter Change I
Schedule 18	Linde Canada Investments LLC Dissolution
Schedule 19	Financial Information
Schedule 20	Sample Helium Contract Iwatani Transfer Agreement
Schedule 21	Financial Contract Information

(b)
To reflect the inclusion of the Perimeter Change I Assets, the Perimeter Change I Businesses and the Perimeter Change I Contracts (all as defined below) in the Transaction under the SPA, the Parties agree to replace the following Schedules to the SPA by amended Schedules attached hereto as Annex 2.1(b):

•	Schedule 3 (Apportioning between DivestCo Shares),

•	Schedule 4 (Principles of Closing Statement),

•	Schedule 13 (Carve Out Steps),

•	Schedule 15 (Retained Business), and

•	Schedule 16 (Helium Perimeter Change)
and all references in the SPA to such Schedules (or parts thereof) shall be read to refer to the revised Schedules to the SPA annexed hereto.
For Schedule 2 (Financial Line Items) and Schedule 5 (Form of Closing Statement) to the SPA the Parties acknowledge - for the avoidance of misunderstandings - that these Schedules have been prepared on the basis of the status prior to this 1st Amendment and the indicated numbers (at 31 December 2017 which were added for illustration purposes) do, therefore, not reflect this 1st Amendment.

(c)	The Parties further agree to add the following Schedules to the SPA as new Schedules attached hereto as Annex 2.1(c):

•	"Schedule 17 (Perimeter Change I)";

•	"Schedule 19 (Financial Information)";

•	"Schedule 20 (Helium Contract Iwatani Transfer Agreement)"; and

•	"Schedule 21 (Financial Contract Information)".

2.	Amendment of clause 1.1 of the SPA (Definitions)
In clause 1.1 of the SPA the following definitions shall be amended or, as the case may be, newly introduced, in each case to read as set out below:

(a)
"Agreed Form means, in relation to a document, the form of that document as initialled on or prior to the date of this Agreement or on, prior to or in the context of the 1st Amendment for the purpose of identification by or on behalf of Sellers and Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of Sellers and Purchaser);"

(b)	"Back-to-Back Helium Contracts means the following agreements:

•
the Helium Sales and Purchase Agreement between Linde Gas North America LLC as seller and Linde LLC as buyer, covering parts back-to-back of the Helium Sales and Purchase Agreement between Ras Laffan Liquefied Natural Gas Company Limited, Ras Laffan Liquefied Natural Gas Company Limited (II), Qatar Liquefied Gas Company Limited, all Qatar, and BOC Group, Inc (now Linde Gas North America LLC) dated 24th March 2003 and amended 18 December 2014;

•
the Helium Sales and Purchase Agreement between Linde Gas North America LLC as seller and Linde LLC as buyer, covering parts back-to-back of the Helium Sales and Purchase Agreement between Ras Laffan Liquefied Natural Gas Company Limited (3), Qatar Liquefied Gas Company Limited (II), Qatar Liquefied Gas Company Limited (3), Qatar Liquefied Gas Company Limited (4), all Qatar, and Linde Gas North America LLC, dated 28th February 2010; and

•	the back to back letter Agreement between Linde Gas North America LLC and Linde North America, Inc. for helium sourced from a helium plant in the Amur Region owned and operated by the Gazprom Group;

•	the Transitional Product Supply Schedule to the Framework Product Supply Agreement (ID no. "04-204_Schedule_RNA_Supplemental Helium");"

(c)
"Carve Out Agreements means the Master Carve Out and Asset Exchange Agreement, the Carve Out Agreement, the Reverse Carve Out Agreement, the EMA, the Freezer Tunnel Transfer Agreement and the Helium Container Transfer Agreement executed or in Agreed Form (as the case may be) as well as other agreements in relation to the separation of the

Target Companies from the respective Seller's Group entered into with the consent of Purchaser (such consent not to be unreasonably withheld or delayed), relating to the Business, a portion thereof or a business operated by any of the DivestCos which is not part of the Business;"

(d)	"Divestiture Trustee has the meaning given in the FTC Order;"

(e)
"Enid Land Lease Agreement means the land lease agreement effective as of 1 October 1987 initially entered into between Farmland Industries, Inc. as lessor and The BOC Group, Inc., Airco Industrial Gases Division (as legal predecessor of Linde LLC) as lessee;"

(f)
"Enid Plant Operation Agreement means the Argon Plant Operation Agreement effective as of 1 October 1987 initially entered into between Farmland Industries, Inc. and The BOC Group, Inc., Airco Industrial Gases Division (as legal predecessor of Linde LLC), as amended by the "Amendment to Argon Plant Operation Agreement" effective as of 1 October 2003 between Koch Nitrogen Company (as legal successor of Farmland Industries, Inc.) and The BOC Group, Inc., Airco Industrial Gases Division (as legal predecessor of Linde LLC);"

(g)	"Financial Contract Information means the financials information attached as Schedule 21 hereto;"

(h)	"Financial Information means the combined financial information and the description of the basis of preparation attached as Schedule 19 hereto;"

(i)	"Freezer Tunnel Transfer Agreement means the Asset Transfer Agreement relating to the transfer of certain freezer assets to be executed between Linde AG and Linde LLC;"

(j)	"FTC Order means the Decision and Order issued by the FTC in connection with the proposed merger of Linde and Praxair;"

(k)	"Helium Contracts means the helium contracts set forth under numbers 1 and 3 to 6 of Schedule 16;"

(l)
"Helium Contract Iwatani means the portion of the helium product supply agreement between Praxair, Inc., as seller, and Iwatani Corporation, as buyer, effective as of 1 February 2012 (as amended from time to time prior to signing of the 1st Amendment dated 21 September 2018 and including the envisaged split of such helium product supply agreement between Praxair, Inc., as seller, and Iwatani Corporation, as buyer to allow for the partial assignment thereof), relating to the obligation to deliver to Iwatani Corporation 100 MM scf p.a. in 2018 on a pro rata temporis basis as of Closing, 100 MM scf p.a. during 2019, 145 MM scf p.a. during 2020, 122 MM scf p.a. during 2021, 100 MM scf p.a. during 2022;"

(m)	"Helium Container Transfer Agreement means the Asset Transfer Agreement relating to the transfer of certain helium containers;"

(n)
"Linde DivestCo Business means the business currently operated by the Linde DivestCos, as reflected in the carve out combined financial statements as of 31 December 2017 which have been audited by KPMG, which means, with respect to the United States (excluding, for the avoidance of doubt, Puerto Rico and the US Virgin Islands) it shall comprise (i) the business conducted by Linde LLC and Linde Energy Services, Inc. for the production, sale, purification, treatment and/or distribution of (A) atmospheric gases, (B) CO2, (C) hydrogen, and (D) helium, including the remote operations centre, related plants, rail depots, truck terminals, fuelling stations, transfill stations, tractor trucks, cryo-trailers, gas depots and tanks, cylinders and customer contracts, in each case, operating from the Linde LLC locations identified in Schedule 13 hereto, as well as (ii) the shares held by entities of the Linde Group in East Coast Oxygen Company as well as in East Coast Nitrogen Company, as supplemented by the facilities, membership interests and other assets and liabilities to be transferred to Linde LLC, including by Linde Gas North America LLC, pursuant to the Master Carve Out and Asset Exchange Agreement, in each case, as identified in the schedules and annexes to such agreements, subject to clause 3.5 in respect of Cliffside Helium, LLC and Cliffside Refiners, L.P.
and as reduced by the Retained Atmospheric Gases Business and the Retained CO2 Business to be transferred by Linde LLC to Linde Gas North America LLC pursuant to the Master Carve Out and Asset Exchange Agreement, including, without limitation, the air separation units (ASUs), liquefied natural gas (LNG) facilities, ECOVAR production systems, oil & gas supply modules (OGSMs) and packaged gas products (PGPs) business identified in the schedules and annexes thereto, and as such business has developed and will develop up to Closing or, with respect to the Colombian Entities, a Deferred Closing, as the case may be, in the ordinary course of business.
For the avoidance of doubt, the definition of Linde DivestCo Business shall not affect the rules set forth in this Agreement relating to Cash, Financial Debt and Working Capital.
The Parties agree that (i) the addition of the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts and (ii) the changes in the helium perimeter set out in Schedule 16 shall each adjust the Business sold under this Agreement but are each not reflected in the Combined Carve Out Financial Statements as of 31 December 2017;"

(o)	"Linde LAR Enid Plant means the LAR plant of Linde located at S 78th St and Market, Enid, Oklahoma 73701, USA;"

(p)	"LMP LLC has the meaning given in clause 12.1(g);"

(q)	"Perimeter Change I Asset(s) means the assets listed in Schedule 17;"

(r)	"Perimeter Change I Businesses means the respective businesses as conducted by each of

•	the air separation unit located at 100 Industrial Park, Columbus, Mississippi 39701, USA,

•	the air separation unit located at 4301 Hurricane Creek Boulevard Antioch (Nashville), Tennessee 37013, USA,

•	the air separation unit under construction located at 5115 US-41, Adel, Georgia 31620, USA,

•	the CO2 plant located at 159 Andrew Chapel Road, Brandon, Mississippi 39042, USA,

•	the CO2 depot located at Zacha Yard, Lessor’s Track No. 713, Zone 15, City of Dallas, Texas, USA, and

•	the CO2 depot located at 1500 Northeast Parkway, Fort Worth, Texas 76106, USA,
as reflected in the Financial Information as such businesses have developed and will develop up to Closing in the ordinary course of business;"

(s)	"Perimeter Change I Contracts means the following agreements:

•	the CO2 FPU/purchase agreement at 11754 Road 120, Pixley, CA 93256 with Air Liquide, and

•	the Helium Contract Iwatani,
as such contracts have developed and will develop up to Closing in the ordinary course of business;"

(t)
"Perimeter Change I Data Room means the following folders in the electronic file room named "Project Planet - Post Signing": (i) "A. Red Data Room", subfolder "4 Additional Disposals", (ii) "B. Green Data Room", subfolder "4 Additional Disposals" and (iii) "Red Data Room Praxair", such electronic file room hosted by Linklaters LLP as at 14 September 2018, comprising the documents and other information made available by Sellers to Purchaser, the content of which is recorded on two identical data storage devices prepared by Linklaters LLP and is listed in the data room index attached to the Perimeter Change I Disclosure Letter;"

(u)
"Perimeter Change I Disclosure Letter means the letter from Sellers to Purchaser in relation to the Perimeter Change I Transaction executed and delivered before the date of this 1st Amendment, and which, in case of information referred to in such letter, makes reference to (i) the Perimeter Change I Data Room or (ii) specified documents or folders of the Data Room;"

(v)	"Perimeter Change I Transaction means the acquisition of the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts;"

(w)	"Shared Facilities Agreements means the following agreements:

•	Selkirk, New York (Lease/Shared Facilities Agreement);

•	La Porte, Texas (Lease/Shared Facilities Agreement);

•	La Porte, Texas (Easement Agreement);

•	Terrell, Texas (Lease/Shared Facilities Agreement);

•	Acton, Massachusetts (Lease/Shared Facilities Agreement);

•	Vancouver, Washington (Lease/Share Facilities Agreement);

•	Research Triangle Park, North Carolina (Lease/Shared Facilities Agreement);

•	City of Industry, California (Lease/Shared Facilities Agreement);

•	Butler, Pennsylvania (Lease/Shared Facilities Agreement);

•	Stewartsville, New Jersey (Lease Agreement);

•	Bridgewater, New Jersey (Lease Agreement);".

3.
Transfer of PERIMETER CHANGE I BUSINESSES, Perimeter Change I Assets and of the PERIMETER CHANGE I COntracts; AMENDMENT OF TRANSACTION DOCUMENTS AND CARVE OUT AGREEMENTS; AMENDMENT OF CLAUSE 2 of the SPA

1.	Transfer of Perimeter Change I Businesses, Perimeter Change I Assets, Perimeter Change I Contracts;

(a)
The Parties agree that after the date of this 1st Amendment the Sellers shall procure (or, in respect of contracts, use reasonable endeavours to procure) the transfer of the Perimeter Change I Businesses and the Perimeter Change I Assets as set out in Schedule 13 to the SPA from their current owners to Linde North America Inc. (or to another Target Company as agreed between Sellers and Purchaser), or, if the current owner is already a Target Company, that they are kept by such entity, all as part of the Carve Out, with an aim of implementing the necessary transfers prior to the Financial Closing Date. The Parties agree that the Carve Out Steps shall be amended accordingly by amending Schedule 13 to the SPA as set forth in Section 2.1(a) above. The Parties further agree that the definitions "Retained Atmospheric Gases Business" and "Retained CO2 Business" do not include the Perimeter Change I Business.

(b)
The Parties agree that after the date of this 1st Amendment, the Sellers shall, to the extent such contracts are not already held by a Target Company, use reasonable endeavours to transfer the Perimeter Change I Contracts to Linde North America Inc., Linde LLC (or to another Target Company as agreed between Sellers and Purchaser) as of Closing. Only for purposes of clause 12 of the SPA and the allocation of taxes under other clauses of the SPA (such as clause 6.5 and clause 25.1 of the SPA), the transfer of the Perimeter Change I Contracts to Linde North America Inc. or another Target Company shall be deemed to be part of the "Carve Out" and not the "Transaction".

(c)	Furthermore, the Sellers shall procure that the relevant Target Company enters, with effect as of the Financial Closing Date, into the Agreed Form "Liquid Argon Sales Agreement".

2.	Amendment of Transaction Documents and Carve Out Agreements

(a)	The Parties will separately agree in good faith and document any amendments required with respect to the Transaction Documents and Carve Out Agreements to reflect the inclusion of the Perimeter Change I Assets, the Perimeter Change I Businesses and of the Perimeter Change I Contracts in the Transaction under the SPA.

(b)	With respect to the transfer of the Perimeter Change I Contracts the following shall apply:

(i)
The Sellers shall assign, or shall procure the assignment of, the Perimeter Change I Contracts (including the Helium Contract Iwatani as set out in Section 2.2(l) and Schedule 16 of the SPA) with all rights and obligations relating to the period as from the Financial Closing Date but without any claims, obligation or liabilities (particularly no inventories, trade payables or trade receivables) relating to the period prior to the Financial Closing Date or relating to the parts of the helium product supply agreement between Praxair, Inc., as seller, and Iwatani Corporation, as buyer, effective as of 1 February 2012, as amended from time to time prior to signing of the 1st Amendment, that are not included in the Helium Contract Iwatani to Linde North America Inc., Linde LLC (or to another Target Company as agreed between the Parties) as of the Financial Closing Date subject to (under the condition precedent of) the necessary third party consents having been obtained in accordance with the provisions below; with respect to the transfer of the Helium Contract Iwatani the transfer documentation shall follow substantially the form of transfer agreement attached as Schedule 20 to the SPA; it being understood that the documentation concerning the transfers of the Perimeter Change I Contracts shall be part of the Definition of "Carve Out Agreements";

(ii)
Sellers shall indemnify and hold the relevant Target Company harmless from and against any (A) liabilities relating to the Helium Contract Iwatani and rent liabilities under the Enid Lease Agreement, in each case relating to the period prior to the Financial Closing Date, (B) liabilities relating to such parts of the Helium Contract Iwatani which are not to be transferred pursuant to this 1st Amendment, (C) claims of customers for the return of consideration paid under the Helium Contract Iwatani or other liabilities resulting from forwarding, as the case may be, of claims and proceeds according to Section 3.2(b)(iii) below, and (D) losses or costs and expenses which the Purchaser or the relevant Target Company may suffer or incur by reason of taking any reasonable action to avoid, resist or defend against any liabilities as per item (i) or (ii), in each case (A) through (C), if and to the extent such claims, liabilities, losses, costs and expenses have not been reflected in the Closing Statement;

(iii)
Purchaser shall (A) forward without deduction to Sellers any claims and proceeds relating to the Helium Contract Iwatani relating to the period prior to the Financial Closing Date provided that such claims and proceeds have not been reflected in the Closing Statement and (B) except if and to the extent this is caused by Sellers' Groups having breached their supply obligations under the relevant Back-to-Back Helium Contracts, indemnify and hold harmless Sellers and any members of Sellers' Groups against any (x) liabilities relating to the Helium Contract Iwatani relating to the period as from the Financial Closing Date relating to such parts of the Helium Contract Iwatani which are transferred pursuant to this 1st Amendment and (y) losses or costs and expenses which the Sellers or members of Sellers' Groups may suffer or incur by reason of them taking any reasonable action to avoid, resist or defend against any liabilities as per item (x);

(iv)
Sellers and the respective Target Companies shall use their reasonable endeavours, both before and after the Financial Closing Date, to obtain all necessary third party consents on terms reasonably acceptable to both Sellers and Purchaser (acting reasonably) as soon as possible prior to the Financial Closing Date and, if such third party consents have not been obtained prior to the Financial Closing Date, as soon as possible after the Financial Closing Date, and to keep each other reasonably informed of progress in obtaining such consents and implementing such arrangements as soon as a consent is obtained;

(v)
neither Sellers, nor Purchaser nor any relevant Target Company shall have, however, any obligation to enter into any undertakings or grant any guarantees, bonds or other security in favour of any relevant third party; and

(vi)	From the Financial Closing Date until necessary third party consents have been obtained and always to the extent these consents have not yet been obtained:

(A)
Sellers shall ensure that the relevant Target Company receives the benefits of the Perimeter Change I Contracts as if they had been transferred to the relevant Target Company as of the Financial Closing Date and Sellers shall use reasonable endeavours that the Purchaser and the relevant members of the Purchaser Group have continuous access to the relevant third party, provided that, if the FTC notifies Praxair that it is required to substitute the Helium Contract Iwatani with one or more contracts (the "Substitute Contracts"), Praxair may, at its sole option, terminate the obligations set out in this clause 3.2(b)(vi)(A) in respect of Helium Contract Iwatani on and from the date on which it (i) provides notification of such termination to the relevant Target Company (the "Notification Date") and (ii) ensures that the relevant Target Company receives the benefits of the Substitute Contracts as if they had been transferred to the relevant Target Company as of the Notification Date;

(B)
Purchaser shall ensure that the relevant Target Company shall assume the burdens and shall assume, carry out, perform and discharge the obligations of the relevant member of the Sellers' Groups under the Perimeter Change I Contracts (as applicable) to the extent they are lawfully able to do so, as if they had been transferred to the relevant Target Company as of the Financial Closing Date, provided that Praxair may, at its sole option, terminate the obligations in relation to the Helium Contract Iwatani under this clause 3.2(b)(vi)(B) on and from the Notification Date, in which event the Purchaser shall ensure that the relevant Target Company shall assume the burdens and shall assume, carry out, perform and discharge the obligations of the relevant member of the Sellers' Groups under the Substitute Contracts to the extent they are lawfully able to do so, as if they had been transferred to the relevant Target Company as of the Notification Date; and

(C)
Purchaser shall, except if and to the extent this is caused by Sellers' Groups having breached their supply obligations under the relevant Back-to-Back Helium Contracts, indemnify and keep indemnified the relevant member of the

Sellers' Groups against any losses incurred by the relevant member of the Sellers' Groups arising from any failure by the relevant Target Company to assume, carry out, perform or discharge such obligations under Section 3.2(b)(vi)(B) as of the Financial Closing Date, and against any losses which a member of the Sellers' Groups may suffer by reason of a member of the Sellers' Groups taking any reasonable action to avoid, resist or defend any liability referred to in Section 3.2(b)(vi)(B).

(vii)	The Parties acknowledge and agree that the assignment of the Perimeter Change I Contracts and of the Linde LAR Enid Plant shall not constitute a transfer of employees by operation of law.

(c)
The Parties acknowledge and agree that clause 22.4 (Sellers' Customer Non-Solicit Undertaking) of the SPA shall apply also in respect of (i) the Perimeter Change I Business and (ii) the Perimeter Change I Contracts .

(d)
Linde shall procure that the buyer of the hydrogen carbon monoxide partial oxidation plant located in La Porte, Texas, USA, replaces (under assumption of all rights and obligations) the relevant company of the Seller's Group as a party to the Easement Agreement relating to the real property located at 11603 Strang Rd La Porte, Texas, USA, and the Shared Facility Agreement relating to La Porte with effect as of the closing of the sale of the hydrogen carbon monoxide partial oxidation plant located in La Porte, Texas, USA, to a third party purchaser.

3.	Amendment of clause 2 of the SPA (Covenant to Transfer)

(a)
The Sellers shall procure at their own costs (i) to include the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts in the Carve Out, or (ii) to transfer them at Closing as set forth herein.

(b)	Clause 2 of the SPA shall be supplemented by a new clause 2.3 as follows:

"2.3	Sellers' Perimeter Change I Business Covenant
Sellers shall procure at their own costs, in respect of the Perimeter Change I Businesses, that the relevant Target Companies have available, at Closing, all assets (including inventory), sourcing contracts, supply contracts, customer contracts and all other contracts, personnel, premises, Intellectual Property Rights, software, data, know-how, licences and permits, in each case to the extent required to carry on the Perimeter Change I Businesses as it was carried out in the 12-month period before the Closing,

(a)
through ownership (subject to Permitted Encumbrances), employment, licence or contractual entitlement (including the Carve Out Agreements, the Transitional Services Agreement, the IP Agreement and Product Supply Agreements as well as other Transaction Documents);

(b)	not subject to termination, withdrawal, amendment or revocation, in each case, as a result of the transactions contemplated by this Agreement; and

(c)	at no charge to the relevant Target Companies or the Purchaser Group, other than charges:

(i)
of the kind incurred in the ordinary course of business by the relevant Target Companies in the 12-month period before the Closing (particularly under sourcing contracts and supply contracts) and reflected in the Financial Information;

(ii)	relating to capital expenditures and expenditures foreseen in the budget or the business plan; or

(iii)
under the Transitional Services Agreements, Carve Out Agreements, Product Supply Agreements, IP Agreements, Shared Facility Agreements, or the collaboration agreement between Linde (Engineering Division) and/or Linde Engineering North America Inc. on the one hand and the relevant Linde DivestCos on the other hand entered into in accordance with this Agreement, in each case only in relation to the kind of services that have already been identified as of the date of the 1st Amendment.

If and to the extent a relevant transitional service to carry on the Perimeter Change I Business owed pursuant to Clause 2.3 above is not provided as at Closing and cannot reasonably be provided by a Target Company without incurring additional costs in excess of those referred to in clause 2.3(c), Sellers shall, and shall procure that the members of the relevant Seller's Group will, provide such transitional service to the relevant Target Company without undue delay and pursuant to the cost provisions under clause 2.3(c) until the earlier of (i) the relevant Target Company having, using reasonable endeavours, replaced the respective service and (ii) the end of a period of fifteen (15) months after the Closing (or such other period as agreed in writing between the respective Seller and the Purchaser. The Parties shall negotiate in good faith to agree and enter into additional transitional services schedules to be added to the Transitional Services Agreement to further specify and govern the provision of such transitional service."

4.	Interpretation of clauses 4.1, 8.2(a) and 8.2(c) of the SPA (Perimeter change Mechanism)
The Parties agree that

(a)	the Perimeter Change I Transaction constitutes a "Perimeter Change" in terms of clause 8.2(a) of the SPA;

(b)
the inclusion of the Perimeter Change I Assets, the Perimeter Change I Business and the Perimeter Change I Contracts shall be reflected by an increase in the Enterprise Purchase Price as set forth in Section 5 below which shall be subject to the adjustments for Financial Debt, Cash, Working Capital and Inter-Company Receivables and Payables set forth in clause 4.1 (a) through (d) of the SPA as modified by Section 5 below;

(c)
given the agreement under Section 4(b) above, (i) the valuation principles for calculating the Perimeter Change Equity Value for the Perimeter Change I Assets, the Perimeter Change I Businesses and the Perimeter Change I Contracts set forth in clause 8.2(c)(i) through (iv) of the SPA shall not be applied and (ii) clause 4.1(g) of the SPA shall be disregarded for purposes of the calculation of the Final Purchase Price with respect to the acquisition of the Perimeter Change I Assets, the Perimeter Change I Businesses, and the Perimeter Change I Contracts under this 1st Amendment;

(d)	the Perimeter Change I Transaction will be taken into account in case of any additional Perimeter Changes for the purposes of clauses 15.5 (b) and (c) of the SPA; and

(e)
notwithstanding any other provision in this 1st Amendment or the SPA, no member of the CVC Network or Messer Group or Purchaser Group shall be obligated to contribute additional capital or assets in excess of the limitations under clauses 15.5(b) and (c) of the SPA.

5.	Further Amendments to the Main Body of the SPA

1.	Amendment of clause 4 of the SPA (Final Purchase Price)

(a)
Considering the purchase of the Perimeter Change I Assets, the Perimeter Change I Businesses (by way of the purchase of the DivestCo Shares) and the Perimeter Change I Contracts the Parties agree to increase the Enterprise Purchase Price by an amount of 222,200,000 USD to 3,547,200,000 USD and the Target Working Capital by an amount of 7,500,000 USD to 255,500,000 USD.

Furthermore, the Parties agree that Sellers shall bear, and the Enterprise Purchase Price shall be reduced by, the following amounts:

(i)	3,100,000 USD relating to the asset retirement obligation concerning the air separation unit located at 100 Industrial Park, Columbus, Mississippi 39701, USA, and

(ii)
8,900,000 USD for the Brandon Liquifiers 1 & 2 Re-Life project minus the amount already spent as of the Financial Closing Date and minus the amount reflected in the Closing Statement as part of the Working Capital (as liability or provision).

In addition, the Parties acknowledge and agree that the Helium Iwatani Contract and the Linde LAR Enid Plant will not be considered in the Closing Statement and for the calculation of the Initial Purchase Price (but has been included in determining the Enterprise Purchase Price set out above), provided that volumes in transit on the. Financial Closing Date shall be for account of and paid to Sellers.

(b)
To implement Section 5.1(a) above, the numbers and words for the Enterprise Purchase Price "3,325,000,000 USD (three billion three hundred twenty-five million US dollars)" in the first sentence of clause 4.1 of the SPA shall be replaced by the following numbers and words:

"3,547,200,000 USD (in words: three billion five hundred fourty-seven million two hundred thousand US dollars)".
and the numbers and words for the Target Working Capital "248,000,000 USD" in the second sentence of clause 4.1 of the SPA shall be replaced by the following numbers:
"255,500,000 USD".
Furthermore, clause 4.1 lit. (a) of the SPA shall be amended and shall read as follows:

"(a)	subtracting (i) the aggregate of the Financial Debt as at the Financial Closing Date and (ii) a fixed amount of 257,200,000 USD; and"
Furthermore, a new lit. (h) shall be added to clause 4.1 of the SPA as follows:

"(h)
subtracting an amount of 8,900,000 USD reduced by (i) any amount spent (incurred and paid) as of the Financial Closing Date and (ii) any amount reflected in the Closing Statement as part of the Working Capital (as liability or provision), in each case for the Brandon Liquifiers 1 & 2 Re-Life project and in accordance with the capital expenditure plan disclosed to the Purchaser."

(c)	As a consequence, the Initial Purchase Price and the Final Purchase Price shall be calculated considering such changes outlined in Section 5.1(a) through (b) above.

2.	Amendment of clause 6.1 of the SPA (Closing Statement)
Clause 6.1 of the SPA shall be amended and read as follows:
"Sellers shall, or shall procure that its accountants shall, after Closing prepare a draft statement showing, as at the Financial Closing Date, the Financial Debt, Cash, Working Capital, Inter-Company

Payables and Inter-Company Receivables of the Target Companies as a whole by adding the respective figures for the Linde DivestCo Business and for the Praxair DivestCo Business ("Closing Statement"). For purposes of the Closing Statements, the Helium Iwatani Contract and the Linde LAR Enid Plant will not be considered, provided that volumes in transit on the. Financial Closing Date shall be for account of and paid to Sellers. The Closing Statement shall set out the calculation of the Final Purchase Price and the Final Inter-Company Payment Amount and be in the form set out in Schedule 5.

Sellers shall deliver the draft Closing Statement to Purchaser within sixty (60) Business Days following Closing. The Closing Statement shall be prepared in accordance with the accounting principles and methodology set out in Schedule 4.

3.	Amendment of clause 8.1(c) of the SPA (Closing Conditions)
Clause 8.1(c) of the SPA shall be amended and shall read as follows:
"The Transaction (including the Perimeter Change I Transaction) having received competition approvals for or the statutory waiting periods having expired in the European Union (European Commission), Albania, Brazil, Canada, China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine ("SPA Clearance Condition")."

4.	Insertion of a new clause 8.2(d) of the SPA (Filings Perimeter Change I Transaction)

(a)
Considering the requirement for Purchaser to submit (re-)filings or amend previous filings or make new filings, for the SPA Merger Clearance under clause 8.1(c) of the SPA to reflect the Perimeter Change I Transaction, the Parties agree to apply the commitments and processes regarding the SPA Clearance Condition foreseen under clause 8.2(b) of the SPA also to any (re-)filings or amendments of previous filings or new filings.

(b)	To implement Section 5.4(a) above, a new clause 8.2(d) shall be added to the SPA which shall read as follows:

"(d)	Filings Perimeter Change I Transaction
Purchaser shall ensure that any (re-)filings, amendments or supplements of the pending notifications to be made to the relevant Governmental Entities with respect to the SPA Clearance Condition under the Agreement and any other filings or notifications that are necessary due to the Perimeter Change I Transaction shall be submitted to the relevant Governmental Entities no later than five (5) Business Days after the date of the 1st Amendment. The provisions of clause 8.2(b) shall apply mutatis mutandis to any such (re-)filings, amendments or supplements of the pending notifications made to the relevant Governmental Entities with respect to the SPA Clearance Condition as well as any other filings or notifications made pursuant to the preceding sentence."

5.	Amendment of clause 8.3(b) of the SPA (Waiver of Closing Conditions)

(a)
Considering the requirement for Purchaser to submit (re-)filings, or amend previous filings, for the SPA merger clearance under clause 8.1(c) of the SPA to reflect the Perimeter Change I Transaction, the Parties agree to delay the point in time as of which the Sellers may unilaterally waive certain of the SPA Clearance Conditions set out in clause 8.3(b) of the SPA.

(b)	To implement Section 5.5(a) above, clause 8.3(b) of the SPA shall be amended and read as follows:

"(b)
The Closing Condition set out in clause 8.1(c) may be (i) waived jointly by the Parties or (ii) waived by Sellers unilaterally and in their sole discretion by giving written notice to Purchaser, to the extent such Closing Condition relates to the Transaction having received competition approvals for, or the statutory waiting periods having expired in, Albania, China (PRC), Macedonia, Serbia, Bosnia & Hercegovina and the Ukraine, provided, however, that Sellers may not waive such Closing Condition (in full or in part) prior to the date on which the Closing Conditions that cannot be unilaterally waived in full or in part are satisfied, with such waiver by Sellers becoming legally effective to allow for a Closing on or after the later of (i) 24 October 2018 and (ii) ten (10) calendar days after the date of the BCA Closing, provided that in the latter case (ii) Closing shall occur on the first Closing Business Day of the calendar month immediately following the month in which the BCA Closing occurred (with the last calendar day of such month being the Financial Closing Date) at the latest even if less than ten (10) calendar days have elapsed since the BCA Closing."

6.	Insertion of a new clause 8.7 of the SPA (FTC Notifications) and amendment of clause 8.6 (No Right of Termination or Rescission)

(a)	A new clause 8.7 shall be added to the SPA which shall read as follows:

"8.7	FTC Notification
The Parties acknowledge and agree that if, at the time the FTC determines to make its FTC Order final, the FTC notifies Sellers that: (i) Purchaser is not an acceptable acquirer of the Business, then the Parties shall immediately rescind this Agreement, or (ii) the manner in which the divestiture to Purchaser was accomplished is not acceptable, the FTC may direct the Parties, or appoint a Divestiture Trustee, to effect such modifications to the manner of divestiture of the Business (that shall be incorporated into an amendment to this Agreement) as the FTC may determine are necessary to satisfy the requirements of the final FTC Order. In case of (ii) above, the provisions set forth in clauses 8.2(a) and (c) and 15.5 shall apply mutatis mutandis; this may include perimeter reductions which shall always be compensated with an equity purchase price to be calculated in accordance with clause 8.2(c)(i)."

(b)	To reflect the addition of the termination rights under Section 5.6(a), item (ii) of the first subparagraph of clause 8.6 of the SPA shall read as follows
"[…] (ii) the contractual termination right provided in clause 8.5 or clause 8.7 […]"
and the first half sentence of the second subparagraph of clause 8.6 of the SPA shall read as follows:
"If this Agreement is terminated in accordance with clause 8.5, clause 8.7 or by any Party in respect of fraud or fraudulent misrepresentation committed by the other Party, […]".]

7.	Amendment of clause 11.3 of the SPA
Clause 11.3 of the SPA shall be supplemented by additional lit. (c), (d) and (e) which shall read as follows:

"(c)	Sellers shall indemnify and hold the members of the Purchaser Shareholder Group harmless from and against fines and penalties, and related procedural costs and expenses incurred in defending against such costs and penalties, imposed by the Chinese Governmental Entities, resulting from any delay of the fulfilment of the SPA Clearance Condition due to the signing of this 1st Amendment, unless and to the extent resulting from Purchaser having breached its filing obligations under clauses 8.2(b) and 8.2(d), it being understood that Sellers acknowledge, for the purposes of this clause, that Purchaser has made its filing in a timely manner and in a manner that duly includes all information received from Sellers. The maximum liability of Sellers for related procedural costs and expenses (but not for fines and penalties), incurred in defending against fines and penalties, under this clause 11.3(c) shall be an amount of 250,000 USD."

"(d)
Sellers shall indemnify and hold the members of the Purchaser Shareholder Group harmless from and against any and all fines and penalties, and related procedural costs and expenses incurred in defending against such costs and penalties, imposed by the Chilean Governmental Entities resulting from the "Interim Hold Separate of Praxair Chile Limitada" as described in clause 13.2."

"(e)	Sellers shall indemnify and hold Purchaser or the relevant Target Company harmless from and against

(i)
100% of all costs actually incurred for dismantling the existing Linde LAR Enid Plant, if (A) the landlord requires the dismantling of the existing Linde LAR Enid Plant and (B) within four (4) years following the Closing Date Purchaser fully dismantles the existing Linde LAR Enid Plant in accordance with the contractual obligations under the Enid Land Lease Agreement in connection with the Enid Plant Operation Agreement or delivers to Sellers a confirmation by the landlord that the dismantling obligation under the Enid Land Lease Agreement in connection with the Enid Plant Operation Agreement (in each case as amended without increase of the dismantling obligations) have been fully discharged and (C) Purchaser does not build another plant on the premises; or

(ii)	50% of all costs actually incurred for dismantling the existing Linde LAR Enid Plant within four (4) years following the Closing Date, if Purchaser builds another plant on the premises, provided that such costs shall be reduced, in case of (i) above by 100 % and in case of (ii) above by 50 % of any net proceeds collected by Purchaser Shareholder Group from a sale of the existing Linde LAR Enid Plant or parts thereof."

8.	Amendment of clause 15.6 of the SPA (Agreements as of Closing)
The list after the first paragraph of clause 15.6 of the SPA shall be supplemented by the following lit. (k) to reflect the additional agreement entered into to implement the Perimeter Change I Transaction:

"(k)	the First Amendment of the Americas Sale and Purchase Agreement dated 21 September 2018;".

9.	Deletion of clause 22.2 of the SPA (Purchaser Non-Solicit Undertaking)
Clause 22.2 of the SPA shall be deleted and the wording shall be amended and read as follows:

"22.2    [Intentionally left blank]"

10.	Amendment of clause 22.4 of the SPA (Sellers' Customer Non-Solicit Undertaking
The beginning of the first sentence of clause 22.4(a) of the SPA shall be amended and shall read as follows:

"(a)
As from Closing and from a period of twenty-four (24) months thereafter ("Non-Solicitation Period"), Sellers and PLC shall not, and PLC shall procure that neither of its Affiliates will, directly or indirectly […]".

11.	Insertion of new clauses 25.9 through 25.11 of the SPA (FTC Requested Amendments)

(a)	A new clause 25.9 shall be added to the SPA which shall read as follows:

"25.9	Enforcement of FTC Order
The result of any dispute resolution mechanism set forth in this Agreement or any Transaction Document, or the decision of any arbitration or court proceeding involving a dispute between the Parties, will not be binding on the FTC with respect to enforcing the FTC Order or otherwise."

(b)	A new clause 25.10 shall be added to the SPA which shall read as follows:

"25.10	Amendment with FTC Approval
No amendment or modification of any provision of this Agreement will be effective without the prior approval of the FTC, except as otherwise provided in Rule 2.41(f)(5) of the FTC's Rules of Practice and Procedure, 16. C.F.R. § 2.41(f)(5)."

(c)	A new clause 25.11 shall be added to the SPA which shall read as follows:

"25.11	Hierarchy FTC Order
To the extent that any term or provision of this Agreement conflicts with any directly corresponding term or provision of the FTC Order, the Parties hereby agree that the terms or provisions of the FTC Order shall control the rights and obligations of the parties hereto."

6.	AMENDMENTs to Schedule 7 of The SPA

1.	Amendment of paragraph 1.3 of Schedule 7 of the SPA (Financial Matters)

(a)
Purchaser acknowledges that the Perimeter Change Transaction is not reflected in the Combined Carve Out Financial Statements as set forth in Section 2.2(n) above. The Parties agree that, in lieu thereof, the Financial Information and the Financial Contract Information which are not audited or reviewed by an auditor shall be the basis for a specific warranties relating to the financials of the Perimeter Change I Transaction instead of the warranty provided for the Combined Carve Out Financial Statements.

(b)	To implement Section 6.1(a) above, paragraph 1.3(a) of Schedule 7 to the SPA shall be amended and shall read as follows:

"(a)
The Combined Carve Out Financial Statements were prepared in accordance with the requirements of all relevant laws and the relevant accounting principles then in force save as disclosed therein and subject to the basis of preparation and the assumptions made therein to reflect the separation of the respective business and, on the basis of the knowledge of the respective management when they were prepared, present fairly, in all material respects, the combined carve-out financial position of the respective Target Companies as of the date to which they relate, and the respective Target Companies' combined carve-out financial performance and such companies' combined carve-out cash flows for the periods to which they relate, provided that they do not take into account the changes in the helium perimeter set out in Schedule 16 or the addition of the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts."

(c)	To implement Section 6.1(a) above, paragraph 1.3 of Schedule 7 to the SPA shall be supplemented by a new lit. (d) which shall read as follows:

"(d)
The Financial Information was prepared using, on a consistent basis, the methodology used for the preparation of the Combined Carve Out Financial Statements set forth in paragraph 1.3(a), save as disclosed in such Financial Information and subject to the basis of preparation and the assumptions made in it to reflect the separation of the respective Perimeter Change I Businesses and presents fairly, in all material respects, the financial position of the respective Perimeter Change I Businesses as of the date to which it relates, and, on a combined basis, of the financial performance and cash flows of the Perimeter Change I Businesses for the periods to which it relates.

The Financial Contract Information, on the basis of the assumptions made, presents fairly, in all material respects, the financial performance of the Helium Contract Iwatani in respect of revenues for the periods to which it relates; provided however, that Purchaser is aware that the embedding of the contracts in the respective businesses changes with Closing."

2.	Amendment of paragraph 1.4 of Schedule 7 to the SPA (Financial Debt, Liabilities)

(a)
Considering that the Perimeter Change I Transaction is not reflected in the Combined Carve Out Financial Statements, the Parties agree to provide for a specific warranty regarding the Financial Debt relating to the Perimeter Change I Businesses instead of the warranty provided for the Financial Debt in paragraph 1.4 of Schedule 7 to the SPA.

(b)	To implement Section 6.2(a) above, a new paragraph 1.4(b) shall be added to Schedule 7 to the SPA which shall read as follows:

"(b)
In relation to the Perimeter Change I Businesses only, the Target Companies will not owe at Closing any Financial Debt to any person outside Sellers' Groups or have any loan agreements and other loan commitments including bonds (with the exception of customary extensions of the due date of trade receivables or payables agreed in the ordinary course of business and of inter-company agreements to be terminated prior to or at Closing), in each case, other than (i) Financial Debt which will be repaid on or before the Financial Closing Date or (ii) Financial Debt to be taken into account in the Closing Statement and reducing the Final Purchase Price.

The Perimeter Change I Businesses are not, and will not be at the Financial Closing Date, subject to any other liability whether actual or contingent, unless such liabilities or underlying facts are referred to in the Financial Information or the Closing Statement."

(c)	As a consequence of the amendment set forth in Section 6.2(b) above, the former paragraph 1.4 of Schedule 7 to the SPA shall be the new paragraph 1.4(a) of Schedule 7 to the SPA.

7.	AMENDMENTs TO SCHEDULE 8 TO THE SPA

1.	Amendment of paragraph 4 of Schedule 8 to the SPA (Knowledge)
To reflect the additional disclosure with respect to the Perimeter Change I Businesses, paragraph 4(a) of Schedule 8 to the SPA shall be amended and shall read as follows:

"(a)
has been disclosed to Purchaser or any of Purchaser's Representatives, in or by this Agreement, any other Transaction Document, the Disclosure Letter or any document or other information in the Data Room on or before the date of this Agreement in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed, provided, however, that any disclosure in relation to any Warranty Claim to the extent it relates to the Perimeter Change I Businesses, the Perimeter Change I Assets and the Perimeter Change I Contracts, the Perimeter Change I Transaction including the lack of liabilities regarding the Perimeter Change I Businesses shall be limited to the facts, matters, events or circumstances that have been disclosed in this Agreement, any other Transaction Document, the Perimeter Change I Disclosure Letter, or any document or other information in the Perimeter Change I Data Room, including references in the Perimeter Change I Disclosure Letter or the Perimeter Change I Data Room to specified documents or folders of the Data Room in sufficient detail to enable a reasonable purchaser to identify and make a reasonably informed assessment of the nature of the fact, matter or circumstance so disclosed ("Disclosed"); or".

2.	Amendments of paragraph 14 of Schedule 8 to the SPA (Maximum Liability)
The aggregate amount of the liability of Sellers in paragraph 14(a) of Schedule 8 to the SPA shall be amended and the numbers "460,000,000 USD" shall be replaced by the following numbers:
"490,000,000 USD".

8.	BRANDON CO2 LLC

(a)
Certain assets pertaining to the Brandon CO2 plant will be held, as of Closing, by Linde LLC and will be part of the Perimeter Change I Assets. As the Perimeter Change I Assets no longer foresee the formation of a joint venture, such step shall be abandoned and no sale and transfer of shares or interests in a Brandon CO2 LLC shall occur and the Brandon CO2 plant is included in the Perimeter Change I Assets in full.

(b)
References to Brandon CO2 LLC in the main body of the SPA shall be read as if they were deleted without substitution. The row with information on Brandon CO2 LLC (JVCo 5) under A.II.3. of Schedule 1 to the SPA, the corresponding definition and the entry of Brandon CO2 LLC in the North America target structure chart under A.II.1. of Schedule 1 to the SPA shall each be read as if they were deleted without substitution.

9.	INTERPRETATION OF THE SPA WITH RESPECT TO TIME PERIODS "AS OF THE DATE OF THIS AGREEMENT" OR SIGNING
The Parties agree that with respect to the Perimeter Change I Assets, the Perimeter Change I Businesses and the Perimeter Change I Contracts any undertaking, warranty, right or obligation shall not be given as of the date of the SPA but as of the date of this 1st Amendment and as of Closing, as the case may be provided for in the SPA. Therefore, any reference in the SPA to "the date of this Agreement" or the signing of the SPA shall, with respect to the Perimeter Change I Assets, the Perimeter Change I Businesses, the Perimeter Change I Contracts and the Perimeter Change I Transaction, be interpreted and construed, except for clause 8.5 of the SPA, to mean exclusively a reference to the date of this 1st Amendment.

10.	INTERPRETATION OF THE SPA WITH RESPECT TO CERTAIN Tax PROVISIONS

(a)	The Parties acknowledge and agree that the term Brazilian Entities used in clauses 6.5(b)(i) and 12.10(f) of the SPA refers to Linde Gases Ltda. (DivestCo 1) and Linde-BOC Gases Limitada (DivestCo 2).

(b)
From the date on which the Chilean Spin-Off becomes effective references to 'Praxair Chile Limitada' in clause 6.5(b)(ii) of the SPA shall be read as references to the Chilean new entity to which the business of Praxair Chile Limitada is spun-off or otherwise transferred.

(c)
Clause 12.1 of the SPA shall be amended by (i) deleting the word "and" at the end of lit. (e), (ii) by replacing "Group." at the end of lit. (f) by the words "Group; and" and (iii) by adding the following new lit. (g):

"(g)
any Tax Liability for which any of the Target Companies or member of the Purchaser German TopCo Group is liable in consequence of recognition of income as a result of any deferred intercompany transaction (described in US Treasury regulations under section 1502 of the Code or similar provisions of state, local or foreign law) entered into by Linde Merchant Production LLC ("LMP LLC") and existing on or before the Closing.  For purposes of the indemnity provided for in this clause 12.1(g), the exclusions set forth in clauses 12.2(a)(ii), 12.2(a)(iv), 12.2(a)(x), 12.2(a)(xi), 12.2(a)(xii) and 12.2(a)(xiv) shall not apply, provided that Sellers shall not be liable under this clause 12.1(g) if after the Closing a check-the-box election is made with respect to LMP LLC to the effect that, contrary to Step 5 lit. f) of Schedule 13, LMP LLC is retroactively treated as a disregarded entity at any point in time prior to the Closing."

11.	HELIUM CONTRACT IWATANI
Paragraph 1.9(c) of Schedule 7 to the SPA shall be amended and shall read as follows:

"(c)
To Sellers' Knowledge, there are no material unremedied breaches by the Sellers' Groups or the Target Companies or, the counterparties of the Helium Contracts (other than the Helium Contract Iwatani) to the extent it would affect the back to back agreements. To Sellers' Knowledge, all Helium Contracts (other than the Helium Contract Iwatani) subject to the terms specified in Schedule 16, are in full force and effect. For the purposes of this warranty under Schedule 7 paragraph 1.9(c) reference to Sellers' Knowledge in relation only to the Helium Contracts (other than the Helium Contract Iwatani) means the actual knowledge as of the date hereof of Linde's Head of Global Helium and Rare Gases without any further inquiry.

With respect to the Helium Contract Iwatani only, there are no material unremedied breaches by the Sellers' Groups or the Target Companies or, to Sellers' Knowledge, the counterparties of the Helium Contract Iwatani. The Helium Contract Iwatani, subject to the terms specified in Schedule 16, is in full force and effect. For the purposes of this warranty under Schedule 7 paragraph 1.9(c) reference to Sellers' Knowledge in relation only to the Helium Contract Iwatani means the actual knowledge as of the date hereof of Richard L. Steinseifer, Vice President, Mergers and Acquisitions, Praxair, Inc. after having made due inquiry with the key account managers responsible for the Helium Contract Iwatani."

12.	Linde LAR Enid Plant
The Parties acknowledge and agree that the Linde LAR Enid Plant is a shut-down operation, and there is currently no business operation, it being understood that in the three (3) months' period prior to the Closing no services (other than power supply, as the case may be) have been rendered to, or were required under applicable law to be rendered to, the Linde LAR Enid Plant. Further, the Parties acknowledge that no transitional services by Sellers' Groups with respect to the Linde LAR Enid Plant are agreed.

13.	Miscellaneous

1.	Rectification Declaration Messer Industries GmbH
The undersigned Messer Industries GmbH herewith approves the signatures and all declarations given by Messrs. Dr. Hans-Gerd Wienands-Adelsbach and Dr. Daniel Pindur on 16 July 2018 in the name of Messer Industries GmbH (at that time MG Industries GmbH) in and with respect to the SPA as well as the entire content of the SPA in all parts. Said SPA is fully known to Messer Industries GmbH.

2.	Interim Hold Separate of Praxair Chile Limitada
The Parties acknowledge that, in connection with the closing of the BCA, Sellers may enter into hold-separate arrangements for the period until the Closing Date with respect to Praxair Chile Limitada respectively the Chilean new entity to which the business of Praxair Chile Limitada is spun-off or otherwise transferred. Such hold-separate arrangements shall not release the Sellers from any of their undertakings, warranties, representations, or other obligations under the SPA relating to Praxair Chile Limitada respectively the Chilean new entity to which the business of Praxair Chile Limitada is spun-off or otherwise transferred or the Business in connection with Praxair Chile Limitada respectively the Chilean new entity to which the business of Praxair Chile Limitada is spun-off or otherwise transferred, which shall remain unaffected and in full force and effect.

3.	Entirety of 1st Amendment
This 1st Amendment contains the entirety of the amendments to the SPA agreed by the Parties at this time which shall otherwise remain unamended.

4.	Provisions applied mutatis mutandis
The content of clauses 25, 26, and 27 of the SPA shall apply to this 1st Amendment mutatis mutandis as if contained in this 1st Amendment and being a part hereof.

5.	Condition Precedent
This 1st Amendment shall be subject to the condition precedent of the consent of the supervisory board (Aufsichtsrat) of Linde, except for the provisions set forth in Section 5.3 (Waiver of Closing Conditions) Section 13.4 (Provisions applied mutatis mutandis) above and this Section 13.5 which shall not be subject to such condition precedent and shall be effective as of the date hereof. The supervisory board of Linde shall resolve upon this 1st Amendment not later than in the context of its final and binding decision of whether or not to consent to an increase of the thresholds for divestitures under the BCA.

[Signatures to follow]

Date: 21 September 2018

For and on behalf of LINDE AG /s/ Aldo Belloni _____________________________ Name:Prof. Dr.-Ing. Aldo Belloni Title:Chief Executive Officer (Vorstand)	/s/ Christian Graf zu Ortenburg _____________________________ Name:Christian Graf zu Ortenburg Title: Head of M&A

Date: 21 September 2018

For and on behalf of PRAXAIR, INC. /s/ Richard L. Steinseifer _____________________________ Name:Richard L. Steinseifer Title:Vice President, M&A

Date: 21 September 2018

For and on behalf of Linde Public Limited Company /s/ C.J. Cossins _____________________________ Name:C.J. Cossins Title:Director

Date: 21 September 2018

For and on behalf of Messer Industries GmbH

/s/ Hans-Gerd Wienands-Adelsbach _____________________________ Name:Dr. Hans-Gerd Wienands-Adelsbach Title:Managing Director (Geschäftsführer)	/s/ Daniel Pindur _____________________________ Name:Dr. Daniel Pindur Title:Managing Director (Geschäftsführer)

Date: 21 September 2018

For and on behalf of Messer Canada Inc. /s/ Uwe Bechtolf _____________________________ Name:Dr. Uwe Bechtolf Title:Executive Vice President Controlling / Accounting & Strategy of Messer Group GmbH

Date: 21 September 2018

For and on behalf of Messer Industries USA, Inc.

/s/ Carsten Knecht
_____________________________
Name:Mr Carsten Knecht
Title:Attorney-in-fact acting under power of attorney dated 12 July 2018 and sub-power of attorney dated 13 July 2018